Exhibit 99.2

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

Ferrari Pricing of Issue of Notes

Maranello (Italy), 9 November 2017 - Ferrari N.V. (NYSE/MTA: RACE) (the “Issuer”) today announces the pricing of a Euro 700 million issue of notes due in January 2021 (the “Notes”), being the initial offering for a minimum benchmark size four times oversubscribed. The issue price of the Notes is equal to 99.557% of their principal amount and the Notes have a fixed annual coupon of 0.25%. The proceeds of the issue will be used for general corporate purposes including the repayment of amounts outstanding under the Issuer’s credit facility.

BNP Paribas, Citigroup Global Markets Limited, J.P. Morgan Securities plc and Merrill Lynch International acted as Joint Lead Managers and Bookrunners to the issue of the Notes.

Application has been made for the Notes to be admitted to the Official List of the Irish Stock Exchange and to trading on the regulated market of the Irish Stock Exchange. Settlement and issue of the Notes are expected to occur on 16 November 2017.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 228 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Stabilisation/FCA